Filed Pursuant to Rule 424(b)(3)
Registration No. 333-12879

PROSPECTUS

2,249,761 Common Shares

AMERICAN SHARED HOSPITAL SERVICES

     The common shares covered by this prospectus may be sold from time to time by the securityholders specified in this prospectus. See “Selling Securityholders.”

     Our common shares are listed on the American Stock Exchange under the trading symbol “AMS.” Our shares are also listed on The Pacific Exchange. The last reported sale price of our common shares on February 22, 2002 on the American Stock Exchange was $3.40 per share.

     We will not receive any of the proceeds from the sale of the common shares being offered pursuant to this prospectus. The securityholders selling common shares pursuant to this prospectus may, from time to time, sell the common shares at market prices prevailing on the American Stock Exchange or the Pacific Exchange at the time of sale, or sell the common shares under other terms. See “Plan of Distribution.”

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK
FACTORS” BEGINNING AT PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF
THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 27, 2002

WHERE CAN YOU FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE COMMON SHARES
LEGAL MATTERS
EXPERTS

WHERE CAN YOU FIND MORE INFORMATION

     We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document is incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: American Shared Hospital Services, Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107, Attention: Secretary, Telephone (415) 788-5300.

     Unless the context otherwise requires, the terms “we”, “our”, “us” and “the company” refer to American Shared Hospital Services, a California corporation.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on April 2, 2001;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, filed with the SEC on May 15, 2001, August 10, 2001 and November 13, 2001, respectively;

•	the description of our common shares contained in our registration statement on Form 8-A (Registration No. 1-8789) filed with the SEC on September 21, 1984 under Section 12(g) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Securities Exchange Act until all of the securities that we may offer with this prospectus are sold.

     You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately above.

     Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

RISK FACTORS

     In addition to the other information set forth in this prospectus and the documents incorporated by reference into this prospectus, you should carefully consider the following risks and uncertainties in evaluating our company and its business, before purchasing any of the common shares.

Each Gamma Knife is Very Expensive

     Each Gamma Knife unit requires a substantial capital investment. Historically our cost for a Gamma Knife unit has been approximately $2,710,000. In some cases, we contribute additional funds for capital costs and/or annual operating costs such as marketing. Due to the structure of our contracts with medical centers, there can be no assurance that these costs will be fully recovered or that we will earn a satisfactory return on our investment.

There is a Limited Market for Gamma Knife Services

     There is a limited market for the Gamma Knife. Due to the substantial costs of acquiring a Gamma Knife unit, we must identify medical centers that possess neurosurgery and oncology departments capable of performing a large number of Gamma Knife procedures. We have identified approximately 200 such medical centers in the United States as potential future sites. There currently are approximately 66 operating Gamma Knife units in the United States, 12 of which are units owned by us, and approximately 156 units in operation worldwide. There can be no assurance that we will be successful in placing additional units at a significant number of sites in the future.

We Need Continuing Access to Financing

     Our business is capital intensive and we have traditionally financed each Gamma Knife with debt. Our long term debt totals $25,920,000 and is collateralized by the Gamma Knife units and other assets, including our accounts receivable and future proceeds from any contract between us and any end user of the financed equipment. This high level of debt may adversely affect our ability to secure additional credit in the future, and as a result may affect our operations and profitability. If default occurs in the future, our creditors would have the ability to accelerate the defaulted loan, to seize the Gamma Knife unit with respect to which default has occurred, and to apply any collateral they may have at the time to cure the default.

We Have Competitors in Providing the Gamma Knife

     There currently are four companies (in addition to our company) that supply the Gamma Knife to potential customers. There are no competitor companies that currently have more than four Gamma Knife units in operation. Our relationship with Elekta AG, the manufacturer of the Lekesell Gamma Knife units, is non-exclusive, and in the past we have lost sales to customers that chose to purchase a Gamma Knife unit directly from Elekta AG. In addition, in the future, we may continue to lose sales to such customers and may also lose sales to our competitors. There can be no assurance that in the future we will be able to successfully compete against others in placing units.

Patients Have Alternatives to Treatment with the Gamma Knife

     There are several methods of radiosurgery (including the modified linear accelerator) as well as conventional neurosurgery that compete against the Gamma Knife. Currently, there are approximately 300-350 medical centers in the United States with modified linear accelerators. Each of the medical centers targeted by us could decide to acquire another radiosurgery modality instead of a Gamma Knife. In addition, neurosurgeons who are primarily responsible for referring patients for Gamma Knife surgery may not be willing to make such referrals for various reasons, instead opting for invasive surgery. There can be no assurance that we will be able to secure a sufficient number of sites or Gamma Knife procedures to sustain its profitability and growth.

Reduction of Reimbursement Rate May Reduce the Amount We Can Charge for our Services

     The amount reimbursed to medical centers for each Gamma Knife treatment may decline in the future. The reimbursement decrease may come from federally mandated programs (i.e., Medicare and Medicaid) or other third party payor groups. Ten of our existing contracts are reimbursed by the medical center to us on a fee-for-service basis. The primary risk to us under this type of contract is that actual volumes of procedures could be less than projected. However, a significant reimbursement rate reduction may result in the company restructuring certain of the existing contracts. We also have two contracts where we receive revenues based directly on the amount of reimbursement received for procedures performed. Revenues under those contracts and any future contracts with revenues based directly on reimbursement amounts will be impacted by any reimbursement rate change. Some of our future contracts for Gamma Knife services may have revenues based on such reimbursement rates instead of a fee-for-service basis. There can be no assurance that future changes in healthcare regulations and reimbursement rates will not directly or indirectly adversely affect our Gamma Knife revenues.

We May Be Unable to Acquire Advanced Technology in the Future

     As with other highly sophisticated medical equipment, there is constant change and innovation in the market. New and improved medical equipment can be introduced that could make the Gamma Knife technology obsolete and that would make its operation uneconomic. During 2000, Elekta AG introduced an upgraded Gamma Knife which costs approximately $3.4 million plus applicable tax and duties. This upgrade includes an Automated Patient Positioning system, or APS, and therefore involves less health care provider intervention. Ten of our existing Gamma Knife units are upgradeable and one Gamma Knife unit has already been upgraded. The cost to upgrade existing units to the new model C Gamma Knife with APS is estimated to be approximately $950,000. The failure to acquire or use new technology and products could have a material adverse effect on our business and results of operations.

Provisions that Might Deter a Company from Acquiring Us

     In 1999 our board of directors adopted a shareholders’ rights plan, which would permit certain holders of our common shares to acquire our common shares or the common shares of an acquiror at a discount, in certain events. These provisions could make it more difficult for a third-party to acquire us, unless the acquisition is approved by our board of directors.

We are Highly Dependent on Key Personnel

     Our operations and business are dependent to a significant extent upon the continued active participation of our founder, Chairman of the Board and Chief Executive Officer, Ernest A. Bates, M.D. Should Dr. Bates become unavailable to the company for any reason, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Interests of our Major Shareholder May Conflict with the Interests of Other Shareholders

     As of February 4, 2002, Ernest A. Bates, M.D., our Chairman and Chief Executive Officer, owned (directly or through immediately exercisable options) 2,081,288 shares, which represents approximately 39.8% of our outstanding common shares and common shares issuable pursuant to immediately exercisable options. Dr. Bates may have the power to determine the outcome of a shareholder vote with respect to any fundamental corporate transaction, including mergers and the sale of all or substantially all of our assets. This could have the effect of blocking transactions that a majority of the other shareholders would otherwise find attractive, or conversely, permitting Dr. Bates to adopt transactions that a majority of the other shareholders vote to reject. Accordingly, owners of common shares other than Dr. Bates should recognize that their interests may conflict and, as a result of the size of his shareholdings, Dr. Bates will be able effectively to determine the course of action to be taken by the company.

Non-Affiliates May Be Unable to Sell Their Common Shares

     At February 4, 2002 there were 3,536,853 common shares outstanding and an additional 1,697,592 shares issuable under immediately exercisable warrants and options. Approximately 939,394 of these shares and an additional 1,622,667 shares underlying immediately exercisable options or warrants that are owned by “affiliates” would normally be subject to limitations on resale; however, all of these shares, options and warrants are currently eligible for sale pursuant to effective registration statements. The trading market for our common shares is thin. The average weekly trading volume of the common shares on the AMEX since January 1, 2001 is approximately 44,625 shares. Accordingly, non-“affiliate” holders may find it extremely difficult to sell their common shares, and the price may be depressed for an indefinite period by the number of “affiliate” shares available for resale pursuant to effective registration statements.

THE COMPANY

     American Shared Hospital Services provides Gamma Knife stereotactic radiosurgery services to twelve medical centers in eleven states. We provide these services through our 81% indirect interest in GK Financing, LLC. The remaining interest in GK Financing is owned by a subsidiary of Elekta AG, a Swedish company that manufactures the Leksell Gamma Knife. We typically provide the Gamma Knife equipment, as well as planning, installation and marketing support services. Our customers, which are primarily major urban medical centers, usually pay us on a fee-per-use basis.

     The address of our principal executive offices is Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107 and our telephone number is (415) 788-5300.

CAPITALIZATION

     The following table sets forth the capitalization of the company at December 31, 2001:

December 31, 2001

Current portion of long-term debt	$4,305,000
Total current obligations	4,305,000

Long-term debt, less current portion	21,615,000
Total long-term obligations	21,615,000

Total obligations	25,920,000

Shareholder’s equity:
Common shares, no par value: authorized shares — 10,000,000, 3,537,000 shares issued and outstanding	9,240,000
Common shares options issued to officer	2,414,000
Additional paid-in capital	740,000
Retained earnings	1,391,000

Total shareholders’ equity	13,785,000

Total Capitalization	$39,705,000

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common shares covered by this prospectus. All of the proceeds will be received by the selling securityholders. See “Selling Securityholders.”

DETERMINATION OF OFFERING PRICE

     The offering price of the common shares will be determined by the selling securityholders in transactions entered into by them. See “Plan of Distribution.”

SELLING SECURITYHOLDERS

     This prospectus relates to the offer and sale by the selling securityholders of common shares that were acquired by them in private transactions prior to the date of this prospectus and, in the case of Dr. Bates, common shares underlying an immediately exercisable stock option, all as specified in the table below. We intend to keep the registration statement to which this prospectus relates continuously effective until all of the common shares have been disposed of in accordance with the registration statement or Rule 144 under the Securities Act or when the restrictions on transfer by the selling securityholders under the Securities Act are no longer applicable.

     The common shares offered by this prospectus are offered for the account of the selling securityholders. The following table sets forth, as of February 4, 2002, the names of the selling securityholders, their positions and the number of common shares owned by them and offered pursuant to this prospectus.

			Common Shares
Name/Position	Common Shares Owned		Offered

Ernest A Bates, M.D.,	2,081,288	(1)	2,081,288	(1)
Chairman and Chief Executive Officer
John F. Ruffle, Director	200,411	(2)(3)	55,511	(2)(3)
Craig K. Tagawa,	137,600	(3)(4)(5)	10,000	(3)(5)
Senior Vice President and Chief Operating and Financial Officer
Stanley S. Trotman, Jr., Director	142,762	(2)(3)(4)	102,962	(2)(3)

(1)	Includes 1,495,000 Common Shares underlying an immediately exercisable stock option.

(2)	Represents or includes Common Shares issued in lieu of cash Directors’ fees.

(3)	Represents Common Shares acquired in a private transaction from an “affiliate” of the company.

(4)	Includes Common Shares underlying currently exercisable options issued pursuant to the 1984 Stock Option Plan and/or 1995 Stock Option Plan.

(5)	Includes 10,000 Common Shares beneficially owned by Craig K. Tagawa and Helen H. Tagawa, as joint tenants.

     Because the selling securityholders may sell all or a part of their common shares, no estimate can be given as to the number of common shares to be held by any selling securityholder upon termination of the offering. The common shares owned by the selling securityholders directly or pursuant to immediately exercisable options represent approximately 48.9% of the issued and outstanding common shares and common shares underlying immediately exercisable options as of February 4, 2002.

PLAN OF DISTRIBUTION

     The selling securityholders may sell the common shares (i) in an underwritten offering or offerings, (ii) through brokers and dealers, (iii) “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares, (iv) in other ways not involving market makers or established trading markets, including direct sales to purchasers, and (v) to the extent not prohibited by applicable securities law, in ways other than pursuant to the distribution plan presented in the prospectus. We intend to maintain the effectiveness of the registration statement until all of the common shares have been sold, or until the earlier of (x) such time as the selling securityholders receive an opinion of counsel that registration is no longer required to effect public distribution of the common shares, and (y) the first date that all common shares are disposed of in accordance with the registration statement or Rule 144 under the Securities Act.

     The distribution of common shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis.

     In connection with any underwritten offering, underwriters or agents may receive compensation from the selling securityholders for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     At any time a particular offer of common shares is made, if required, a prospectus supplement will be distributed that will set forth the names of the selling securityholder(s) offering such common shares, the aggregate amount of such common shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of such common shares.

     The selling securityholders and any underwriters, dealers or agents that participate in the distribution of common shares may be deemed to be underwriters, and any profit on the sale of common shares by the selling securityholders and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     Under an agreement that may be entered into by us, underwriters, dealers, and agents who participate in the distribution of common shares may be entitled to indemnification by American Shared Hospital Services against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

     The sale of the common shares by the selling securityholders may also be effected from time to time by selling securities directly to purchasers or to or through certain broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling securityholders or may purchase from the selling securityholders all or a portion of the common shares as principal and thereafter may resell any common shares so purchased. Sales by any such broker-dealer, acting as agent or as principal, may be made pursuant to any of the methods described below. Such sales may be made on the American Stock Exchange or The Pacific Exchange or other exchanges on which the common shares are then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

     The common shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction, (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus, (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange rules, and (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling securityholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transaction involved. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

     None of our directors, officers or agents is expected to be involved in soliciting offers to purchase the common shares offered hereby, and no such person will be compensated by us for the sale of any of such common shares. Certain officers of the company may assist representatives of the selling securityholders in such efforts but will not be compensated therefor.

     American Shared Hospital Services will pay all of the expenses incident to the offering and sale of the common shares, other than commissions, discounts and fees of underwriters, dealers or agents.

DESCRIPTION OF THE COMMON SHARES

Common Shares

     The authorized capital stock of the company consists of 10,000,000 common shares, no par value. At February 4, 2002, 3,536,853 common shares were issued and outstanding and were held of record by approximately 321 persons. We estimate that there were approximately 1,200 beneficial holders of our common shares as of February 4, 2002. The common shares are listed on the American Stock Exchange and The Pacific Exchange under the symbol “AMS.”

     Each common share has the same rights, privileges and preferences as every other share and will share equally in the company’s net assets upon liquidation or dissolution. The common shares have no conversion or redemption rights or sinking fund provisions. All common shares outstanding are, and all common shares issued upon exercise of outstanding warrants and options will be, validly issued, fully paid and non-assessable. The common shares have no preemptive rights. Shareholders are entitled to one vote for each share owned on all matters submitted to the shareholders and have the right, subject to certain conditions, to elect to cumulate their votes in the election of directors. Shareholders are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor.

     The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company, New York, New York.

LEGAL MATTERS

     Certain legal matters with respect to the validity of the common shares offered in this prospectus will be passed upon for the company by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 of American Shared Hospital Services, have so been incorporated in reliance on the reports of Moss Adams LLP, for years ended December 31, 2000 and December 31 1999 and in reliance on the report of Grant Thornton LLP for the year ended December 31, 1998, and upon the authority of such firms as experts in accounting and auditing.

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No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference into this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company or any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the common shares offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this prospectus.

AMERICAN SHARED
HOSPITAL SERVICES

2,249,761
Common Shares

PROSPECTUS

FEBRUARY 27, 2002